Exhibit 99.2

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 883)

ANNOUNCEMENT

The Board hereby announces certain selected unaudited key operational statistics of the Group for the third quarter of 2008 (ended 30 September 2008). The comparative statistics for the third quarter of 2007 (ended 30 September 2007) are also disclosed in this announcement.

The board of directors (the “Board”) of CNOOC Limited (the “Company”) hereby announces certain selected unaudited key operational statistics of the Company and its subsidiaries (together the “Group”) for the third quarter of 2008 (ended 30 September 2008). The comparative statistics for the third quarter of 2007 (ended 30 September 2007) are also disclosed in this announcement.

The Company's unaudited oil and gas revenue for the third quarter of 2008 amounted to approximately RMB30.5 billion (approximately equivalent to US$4.5 billion) , representing a year-on-year (“YOY”) increase of 67.9%. The Company also achieved a total net daily production of 549,589 barrels of oil equivalent (“BOE”), representing a strong increase of 15.2% YOY . The growth is mainly attributable to the new projects which came on stream in 2008, including Xijiang 23-1, Wenchang oilfields and platform B of Penglai 19-3 phase II.

In the third quarter of 2008, the Company’s net production offshore China strongly increased by 15.2% YOY, reaching 480,857 BOE per day. The Company's crude oil and liquids production offshore China was 407,712 barrels per day and gas production offshore China was 424 million cubic feet per day. The Company’s net production overseas was 68,732 BOE per day, representing an increase of 15.6% YOY.

The total unaudited revenue of the Company was approximately RMB30.9 billion (approximately  equivalent to US$4.5 billion) for the third quarter of 2008, representing a strong increase of 69.1% YOY. In the third quarter of 2008, the Company’s realized crude oil price w as US$106.94 per barrel, representing an increase of 58.7% YOY. The Company's realized gas price w as US$3.83 per thousand cubic feet, representing a YOY growth of 11.7%.

In the third quarter of 2008, two of our major projects, Wenchang oilfields and platform B of Penglai 19-3 phase II have started production. On the exploration side, the Company made four new discoveries, three of which are independent discoveries  and located in offshore China, namely Bozhong 29-5, Bozhong 35-2 and Bozhong 29-4S, and one of which is located in Indonesia, namely Mila. The Company also successfully drilled seven appraisal wells offshore China in the third quarter, five of which were drilled in Jinzhou 25-1 structure, which has enlarged its reserves base and commercial value.

The Company’s development projects announced at the beginning of this year progressed on track. The Company's development capital expenditure increased by 38.8% YOY to approximately RMB8.1 billion (approximately equivalent to US$1.2 billion)  due to the execution of several major development projects. Meanwhile, exploration capital expenditure increased by 75.0% YOY to approximately RMB2.1 billion (approximately equivalent to US$0.3 b illion).

Third Quarter and Year-to-Date Production Summary (Unaudited)

	2008		2007
Crude Oil & Liquids (b/d)	Q3	YTD	Q3	YTD
Bohai Bay	224,280	218,636	207,516	209,520
Western South China Sea	67,315	51,981	37,243	34,518
Eastern South China Sea	115,158	117,094	101,378	104,159
East China Sea	960	1,124	1,489	1,425
Overseas	23,016	21,923	25,660	25,759
Subtotal (b/d)	430,729	410,757	373,287	375,380

Natural Gas (mmcf/d)
Bohai Bay	75	74	69	68
Western South China Sea	305	288	287	259
Eastern South China Sea	25	28	28	27
East China Sea	18	20	23	24
Overseas	255	228	188	188
Subtotal (mmcf/d)	679	639	595	566

Total Production (BOE/d)	549,589	521,940	476,937	473,406

Third Quarter and Year-to-Date Revenue and Expenditure (Unaudited)

	RMB millions				US$ millions
	2008		2007		2008		2007
	Q3	YTD	Q3	YTD	Q3	YTD	Q3	YTD
Sales Revenue
Crude oil and liquids	28,882	80,506	16,789	47,642	4,224	11,528	2,214	6,199
Natural Gas	1,605	4,444	1,366	3,735	235	636	180	486
Marketing Revenue, net	28	197	106	235	4	28	14	31
Others	361	762	3	69	53	109	1	9
Total	30,876	85,909	18,264	51,681	4,516	12,302	2,409	6,725

Capital Expenditures
Exploration	2,070	4,738	1,183	3,512	303	678	156	457
Development	8,118	19,673	5,850	17,819	1,187	2,817	772	2,319

Total	10,189	24,412	7,033	21,331	1,490	3,496	927	2,776

For the purpose of this announcement, unless otherwise indicated, an exchange rate of US$1 = RMB6.8373 has been used for the third quarter of 2008 and an exchange rate of US$1 = RMB6.9835 has been used for the nine months ended 30 September 2008, whilst an exchange rate of US$1 = RMB7.5833 has been used for the third quarter of 2007 and an exchange rate of US$1 = RMB7.6853 has been used for the nine months ended 30 September 2007, where applicable. The usage of these exchange rates is for illustration only and does not constitute a representation that any amounts have been, could have been or may be exchanged or converted at the above rates or at any other rate at all.

This announcement is published on the website of The Stock Exchange of Hong Kong Limited (http://www.hkex.com.hk) and on the Company’s website (http://www.cnoocltd.com).

By Order of the Board CNOOC Limited Kang Xin Company Secretary

Hong Kong, 28 October 2008

As at the date of this announcement, the Board comprises the following:

Executive Directors Fu Chengyu (Chairman) Zhou Shouwei Wu Guangqi Yang Hua Non-executive Directors Luo Han Cao Xinghe Wu Zhenfang	Independent Non-executive Directors: Edgar W. K. Cheng Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Wang Tao